June 6, 2016
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: William H. Thompson, Accounting Branch Chief
Re:    CST Brands, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Filed February 19, 2016
    File No. 1-35743
Dear Mr. Thompson:
Set forth below are the responses of CST Brands, Inc. (the “Company”) to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated May 23, 2016 regarding the above-referenced Annual Report on Form 10-K filed by the Company on February 19, 2016 (the “Form 10-K”).
For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s responses to such comments.
Note 3. Acquisitions and Divestitures, page 96

1.	Please tell us what consideration you gave to disclosing acquisition related costs pursuant to ASC 805-10-50-2(f).
Response:
ASC 820-10-25-20 requires the acquirer to identify any amounts that are not part of what the acquirer and the acquiree (or its former owners) exchanged in the business combination, that is, amounts that are not part of the exchange for the acquiree. The acquirer shall recognize as part of applying the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree. Separate transactions between the acquirer and acquiree shall be accounted for in accordance with other relevant generally accepted accounting principles. ASC 805-10-50-2(f) requires that disclosure of these separately recognized transactions shall include the amount of acquisition-related costs, the amount recognized as an expense, and the line item or items in the income statement in which those expenses are recognized.

U.S. Securities and Exchange Commission
June 6, 2016

For all of our acquisitions, we consider whether preexisting relationships or other arrangements existed with the acquiree before negotiations for the business combination began, which would be required to be recognized as a separate transaction. None of the conditions in ASC 820-10-25-20 through 22 existed for our acquisitions disclosed in Note 3, which would require disclosure under ASC 805-10-50-2(f).
The businesses acquired jointly by CST and CrossAmerica were accounted for as business combinations in accordance with ASC 805. As such, CST and CrossAmerica valued the assets acquired and liabilities assumed at the acquisition date fair value, with the excess of the amount paid over the assets acquired and liabilities assumed recognized as goodwill. The fuel supply distribution agreements and lease agreements between CrossAmerica and CST were not accounted for as part of the acquisitions, as they were entered into subsequent to the respective acquisitions.
The Company will disclose in future filings, if applicable, the amount of acquisition-related costs between the acquirer and the acquiree, and the location of acquisition-related costs recognized as an expense as required by ASC 805-10-50-2(f) that are deemed to be material to the consolidated financial statements. There were no such material expenses for the acquisitions disclosed in Note 3.
Note 12. Debt
CST 5% Senior Notes, page 106

2.
We note the indenture governing the notes imposes limitations on your ability to pay dividends. Please describe the pertinent provisions of the restrictions and the amount of consolidated retained earnings or net income restricted or free from restriction. Please refer to 4-08(e)(1) of Regulation S-X.

Response:
As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, the indenture governing the Company’s 5.0% senior notes (the “Indenture”) includes limitations on dividends and other restricted payments by the Company. These limitations would restrict dividends and other restricted payments by the Company only if one or more of the following occurred: (i)  a default or an event of default were to exist under the Indenture or would occur as a consequence of such dividend or restricted payments, (ii) if the Company could not satisfy a debt incurrence test, or (iii) if the amount of dividends and other restricted payments would exceed an amount (such amount, the “Restricted Payments Builder Basket”) tied to the Company’s consolidated net income, proceeds from certain asset sales or equity issuances, proceeds of certain returns on investments and certain cash dividend payments received by the Company.
These limitations, however, are subject to certain exceptions that would potentially enable the Company to pay dividends above the amounts described above, including two exceptions that permit us, so long as no default or event of default exists or would result from such dividend payment: (i) to declare and pay dividends and make other restricted payments, during the period from the issue date of the notes until the termination of the indenture, in an amount not to exceed the greater of (a) $50 million and (b) 3.0% of Company’s Consolidated Net Tangible Assets (as defined in the Indenture) as determined as of the date of such dividend or restricted payment and (ii) to declare and pay dividends and make other restricted payments regardless of dollar amount so long as, after giving pro forma effect to a dividend or other restricted payment, the

U.S. Securities and Exchange Commission
June 6, 2016

Company would have a Total Leverage Ratio (as defined under the Indenture) equal to or less than 3.0 to 1.0.
Based on the Company’s on-going compliance with the provisions in the Indenture, the Company does not consider the limitations on dividends and other restricted payments imposed by the Indenture to materially restrict the Company’s ability to pay normal and customary dividends. As of the filing of the Form 10-K, under the Restricted Payments Builder Basket and, after applying other exceptions noted above, we would have had at least $143 million and $88 million available at December 31, 2015 and March 31, 2016, respectively, to make dividends and other restricted payments. In future filings, the Company advises the Staff that it will enhance its disclosure of the restrictions in the Indenture as follows:
After giving effect to the applicable restrictions on the payments of dividends under the indenture, as of [Reporting Date], 20XX, the Company had at least $XX million of its net income and retained earnings free of such restrictions.
Note 18. Income Taxes, page 122

3.
We note your disclosure on page 124 that you have the intent and ability to indefinitely reinvest the remainder of the accumulated and future foreign earnings related to your Canadian subsidiaries. However, in your fourth quarter 2015 earnings call transcript you state you intend to repatriate cash out of Canada going forward. Please tell us whether you intend to recognize a deferred tax liability on undistributed earnings going forward. If not, tell us your plans which demonstrate that remittance of the earnings will be postponed indefinitely.

Response:
Within the disclosure on page 124, CST stated that the cumulative undistributed earnings of our foreign subsidiaries were approximately $1.1 billion and that on December 17, 2015, our Canadian subsidiary distributed a note receivable worth $360 million to a subsidiary in the United States. This distribution represented a one-time reduction of our tax basis in our Canadian subsidiary’s stock (with a net withholding tax impact of $14 million that was reflected in the 2015 effective tax rate) and resulted in a note payable at the Canadian subsidiary level. The statement made during the fourth quarter 2015 earnings call refers to repatriating cash out of Canada, representing repayments of this note payable.  As such there will be no further tax cost associated with these repayments.
We have the intent and the ability to indefinitely reinvest the remainder of the accumulated and future foreign earnings in the Canadian business operations in order to continue to fund Canadian operations, debt service, capital expenditures and acquisitions. We have the capacity from domestic cash flow and sufficient working capital and liquidity for both short-term and long term needs to fund our ongoing U.S. operations, debt service, capital expenditures and acquisitions without repatriating the remainder of the accumulated and future foreign earnings indefinitely. Therefore we have not recognized and do not intend to recognize a deferred tax liability on undistributed earnings.

U.S. Securities and Exchange Commission
June 6, 2016

Exhibit 23.2

4.	The consent refers to reports dated February 19, 2016. The reports included in the filing are dated February 18, 2016. Please revise or advise.
Response:
The consent filed with the Commission referred to reports dated February 19, 2016 in error. We have filed a Form 10-K/A to include the revised consent referring to reports dated February 18, 2016.
*****
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments you have regarding the responses or the Form 10-K to the undersigned at 210.692.5000; tammy.floyd@cstbrands.com.
Thank you for your assistance.

Very truly yours, /s/ Tammy V. Floyd Tammy V. Floyd Vice President and Controller
cc:    Kimberly S. Lubel, President and Chief Executive Officer, CST Brands, Inc.
Clayton E. Killinger, Executive Vice President and Chief Financial Officer, CST Brands, Inc.
Gérard J. Sonnier, Senior Vice President and General Counsel, CST Brands, Inc.
John D. Recker, Partner, KPMG LLP
Kirk Rogers, Partner, Grant Thornton LLP